Christopher Koop · 3rd
Chief Financial Officer | CROSSNET
New York City Metropolitan Area · Contact info
500+ connections

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CROSSNET
Quinnipiac University

Activity

976 followers

Christopher Koop commented on a post • 3w
let's go!
315 | 146 comments

Christopher Koop commented on a post • 1mo
🔥
73 | 17 comments

Christopher Koop commented on a post • 1mo
Congrats, Jared!
387 | 82 comments

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Experience

Chief Financial Officer
CROSSNET · Full-time
Nov 2020 - Present · 1 yr 10 mos
New York City Metropolitan Area

PwC
6 yrs 5 mos

- **Manager**
  Jul 2019 - Nov 2020 · 1 yr 5 mos
  New York, New York
- **Senior Associate**
  Jan 2017 - Jul 2019 · 2 yrs 7 mos
  Greater New York City Area
- **Associate**
  Jul 2014 - Dec 2016 · 2 yrs 6 mos
  Greater New York City Area

  Risk Assurance

Intern
PwC
May 2013 - Jul 2013 · 3 mos
Greater New York City Area

Risk Assurance

Education

Quinnipiac University
Bachelor's Degree, Accounting / Computer Information Systems
2010 - 2014
Activities and societies: Pi Kappa Phi - Chairman of the Information Technology board

Kings Park High School
2006 - 2010
Activities and societies: Varsity Basketball;
Junior Varsity Basketball; ...see more

Licenses & certifications

Certified Information Systems Auditor (CISA)
ISACA
Issued Aug 2018 · No Expiration Date

Digital Acumen
PwC
Issued May 2019 · Expired May 2021
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Skills

Customer Service

Endorsed by 2 colleagues at CROSSNET

15 endorsements

Microsoft Office

Endorsed by 2 colleagues at CROSSNET

12 endorsements

Windows

Endorsed by 2 colleagues at CROSSNET

9 endorsements

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Languages

English
Native or bilingual proficiency

Interests

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